[Letterhead of Morgan, Lewis & Bockius LLP]

via EDGAR Correspondence

February 20, 2025

Messrs. Daniele Marchesani, Matt Williams and Mark Cowan
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 220 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 220”)

Dear Messrs. Marchesani, Williams, and Cowan:

This letter responds to comments you provided in telephonic conversations with me on December 20, 2024 and January 13 and 24, 2025, with respect to Amendment No. 220. Amendment No. 220 was filed on September 10, 2024, and included disclosure with respect to the SPDR SSGA Apollo IG Public & Private Credit ETF (the “Fund”), a new series of the Registrant, as set forth in the Fund’s Prospectus and Statement of Additional Information filed as part of Amendment No. 220.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 220.  Capitalized terms not defined herein should be given the meaning provided in Amendment No. 220.

December 20, 2024 Comments

1.
Comment: With respect to the response to comment 22 in the Registrant’s letter dated December 18, 2024 (the “Initial Letter”), please clarify whether Apollo or its affiliated persons may create or redeem creation units through an AP with such AP acting on an agency basis for Apollo.

Response: The Registrant confirms neither Apollo nor its affiliated persons will seek to create or redeem creation units through an AP.

2.
Comment: With respect to the response to comment 3 in the Initial Letter, please provide more details about the Adviser’s revenue sharing agreement that is contemplated with Apollo and the Fund’s sub-license agreement with the Adviser to use Apollo in the Fund’s name.

a.
Please generally describe the details of the revenue sharing arrangement and how the revenue sharing will be determined.

Response: It is currently expected that the Adviser will pay Apollo out of its legitimate profits.

b.
Will the revenue sharing arrangement create a conflict of interest for SSGA in managing the Fund and allocating Fund assets to AOS Investments?

Response:  The Adviser does not expect the revenue sharing arrangement to create a conflict of interest.

c.
Will the Fund reimburse the Adviser for fees the Adviser may pay to Apollo in connection with the Adviser’s license agreement with Apollo?

Response:  No, the Fund will not reimburse the Adviser for any fees the Adviser may pay Apollo in connection with the Adviser’s license agreement with Apollo.

3.
Comment: Further to the response to comment 4(a) in the Initial Letter, please note the Staff does not believe that the potential for an ETF to include an asset in a redemption basket in-kind would qualify as being able to dispose of that asset for purposes of Rule 22e-4. The Staff also notes the response to comment 4(a) says “[t]he Liquidity Agreement and the ability to buy and sell AOS Investments with Apollo is not exclusive. Certain other broker-dealers may make markets and provide quotations for the AOS Investments, and the Adviser could and may seek to sell AOS Investments to any interested, willing, and eligible counterparty.” Will the Fund rely on these other potential counterparties on a regular basis for purposes of determining liquidity of AOS Investment under Rule 22e-4?

Response: The Registrant acknowledges the Staff’s comment with respect to inclusion of assets in redemption baskets and Rule 22e-4. To the extent counterparties other than Apollo are interested in selling to or purchasing from the Fund, the Fund may consider such counterparties and information provided by such counterparties when determining liquidity of AOS Investments under Rule 22e-4.

4.
Comment: The Staff notes the Liquidity Agreement states that “[t]he Fund acknowledges that the firm bid levels reflected on the Executable Quotation Sheets are based on Apollo’s commercially reasonable assessment of the value of the AOS Investments immediately preceding the publication of the applicable Executable Quotation Sheet, taking into account several factors including, but not limited to, then-current market conditions, interest rates, any then-recent transactions for the same or similar securities, any recent levels communicated to similarly situated market participants and other then-current information deemed relevant by Apollo.” For purposes of the illiquid investment classification under Rule 22e-4, how will the Fund determine the market value it will use to assess whether a future sale of an AOS Investment would significantly change the AOS Investment’s market value and how will it make such an assessment given the Fund will not know (i) Apollo’s bid on the date of the sale, and (ii) to what extent such bid would reflect such AOS Investment’s market value.

Response: The Adviser prices private credit securities independently from Apollo, including under Rule 22e-4. As noted in the Liquidity Risk Management Framework, the Adviser’s liquidity risk management team will generally consider market impact via the daily price reviews of firm bid quotes on AOS Investments relative to the price included in the Fund’s NAV. If the difference exceeds an established threshold, it would be flagged via the Adviser’s monitoring program and may be classified as “illiquid.”

5.
Comment: With respect to the response to comment 14 in the Initial Letter regarding valuation, the Registrant states that as part of the Adviser’s daily valuation procedures, it will review “. . . a run of all trades that Apollo entered into with other market participants and the execution prices. . . .” Please explain how the Adviser will be able to gain access to this data on a daily basis.

Response: Apollo has contractually agreed to provide the Adviser with daily trade runs.

January 13, 2025 Comments

6.	Comment: Please ensure the Fund’s ticker symbol and series and class IDs have been completed on EDGAR prior to effectiveness.

Response: The Registrant confirms the Fund’s ticker and series and class IDs will be updated on EDGAR prior to effectiveness.

7.
Comment: Please add a line item for Acquired Fund Fees and Expenses to the “Annual Fund Operating Expenses” table if the Fund will incur acquired fund fees and expenses equal to or greater than one basis point.

Response: The Registrant confirms that, to the extent applicable, it will include a line item for Acquired Fund Fees and Expenses to the “Annual Fund Operating Expenses” table.

8.	Comment: Please remember to provide a copy of the Liquidity Risk Management Program, which may be provided confidentially under separate cover.

Response: The Registrant will provide a description of the Liquidity Risk Management Framework under separate cover.

9.
Comment: The response to comment 1(a) in the Initial Letter refers to the publication or posting of quotation (or bid) sheets. Please explain what is meant by published/post. Where will the quotation sheets be published/posted, to who, and will they be publicly available?

Response: The quotation sheets will generally be published by Apollo and posted to the Adviser via pre-agreed to communication tools (which may include Bloomberg chat). The quotations sheets will not be publicly available.

10.	Comment: Please disclose in the registration statement the daily limit described in response to comment 1(b) of the Initial Letter.

Response: The Registrant respectfully declines to disclose in the Fund’s registration statement the daily limit described in the previous response to comment 1(b) given the proprietary confidential nature of the contractual arrangement.

The Adviser believes that the contractual level included in the Liquidity Agreement is designed to cover the estimated seven-day stress redemption rate as of the date hereof. Further, the Registrant notes that the contractual level is not a maximum limit on what Apollo is able to or may repurchase on a given day, meaning that Apollo can and may choose to repurchase AOS Investments above the 25% minimum daily level to which they have contractually agreed.

11.
Comment: The Registrant’s response to comment 2 in the Initial Letter implies that AOS Investments will be limited to securities such as privately issued asset-backed securities. However, the response to comment 12 in the Initial Letter states that “. . . AOS Investments that are not publicly traded are expected to be loans or other securities for which Apollo has the faculties to source or originate and provide bid and ask prices.” Please clarify the response to comment 2 in the context of loans for which Apollo “has the faculties to originate.”

Response: The Registrant notes that when referring to “loans” in the response to comment 12 in the Initial Letter, a more accurate description would be “notes.” As such, the response would be referring to “notes” that Apollo has the faculties to source. The Fund also retains the ability to hold loans, although loans may not be a part of the Fund’s portfolio at any given moment. The Registrant will ensure that the appropriate disclosure is revised and/or included to make clear where it is referring to notes versus loans, as applicable.

With respect to Fund transactions in AOS Investments with Apollo entities, AOS Investments that are securities will be transacted through an Apollo entity that is a registered broker-dealer under the Exchange Act, whereas AOS Investments that are loans (i.e., non-securities) would be transacted through an Apollo entity that is not a registered broker-dealer under the Exchange Act.  Such Apollo legal entity is expected to be the trading entity through which Apollo trades loans on a secondary basis and, with respect to the Fund and such AOS Investments, may earn loan sales-related commissions and other placement fees.  The relevant Apollo legal entity is not a federal-chartered or state-chartered bank.

12.
Comment: The Staff notes that the response to comment 5 in the Initial Letter indicates Apollo has a limited role with respect to the Fund and its investments, both as non-exclusive broker (sourcing private credit investments) and a non-exclusive liquidity provider. Given this limited role, the Staff continues to question whether it is misleading to include a reference to Apollo in the Fund’s name. Please revise the Fund’s name to better reflect Apollo’s limited role in the sourcing of private credit investments for the Fund.

Response: The Registrant believes the name of the Fund is appropriate for the reasons provided in its previous response to comment 5 in the Initial Letter. The Registrant does not believe the inclusion of the word “Apollo” in the name of the Fund is materially deceptive or misleading, or covered by Rule 35d-1. In addition, the disclosure included in the Fund’s prospectus clearly articulates Apollo’s role and clearly establishes the nexus between Apollo and the Fund. Further, the Registrant does not believe there is any implied exclusive relationship particularly when the relationship is sufficiently described in the disclosure included in the Fund’s prospectus. Given the significant nexus between Apollo and the Fund, the Registrant believes it is appropriate to include the word “Apollo” in the name of the Fund.

13.
Comment: The Staff notes the response to comment 6 in the Initial Letter and the reference that Apollo will serve as non-exclusive liquidity provider to the Fund. Please clarify in the registration statement that the arrangement with Apollo is not exclusive.

Response: The Registrant will add clarifying disclosure to the registration statement, to the extent necessary, indicating that Apollo will provide, on a non-exclusive basis, liquidity for the AOS Investments only.

14.
Comment: The Staff notes the response to comment 6 in the Initial Letter indicates that Apollo’s primary role as a broker sourcing potential private credit investments for the Fund is non-exclusive, yet the response to comment 5 in the Initial Letter regarding the Names Rule suggests the relationship is exclusive. Please reconcile.

Response: The exclusive relationship noted in previous response 5 is solely with respect to sourcing of AOS Investments and not exclusive to sourcing of private credit investments originated or sourced by third parties other than Apollo.

15.
Comment: The response to comment 7 in the Initial Letter notes that Apollo may earn a spread on principal transactions it effects with the Fund. Please disclose in the registration statement any direct or indirect compensation to Apollo. See Item 19(d) of Form N-1A.

Response: The Registrant, as with any broker in the fixed income markets, would not have insight into Apollo’s economics on any trades Apollo effects with the Fund. To the extent necessary, the Registrant will ensure that the Fund’s registration statement provides adequate disclosure with respect to the relationship with Apollo; however, the Fund’s Liquidity Agreement is not a fee arrangement.  Further, the Registrant does not believe the Liquidity Agreement is a “management-related service contract” for purposes of Item 19(d) of Form N-1A.

16.
Comment: The Staff notes the Registrant’s response to comment 9 in the Initial Letter, which indicates that the anticipated range of AOS Investments will be between 10-35% of the Fund’s portfolio. Please disclose this range in the registration statement.

Response: The Registrant will add disclosure to the Fund’s registration statement indicating that the percentage range of AOS Investments is generally anticipated to be between 10-35%, noting that AOS Investments may comprise less than 10% or more than 35% of the Fund's investment portfolio at any given time.  The percentage allocation of Fund investments to AOS Investments will be determined solely in the discretion of the portfolio managers of the Fund and will vary depending on several factors, including, but not limited to, the portfolio managers’ viewpoints regarding available AOS Investments, market conditions, credit analysis, and other factors the portfolio managers deem to be relevant at any given time.

17.
Comment: The Staff notes the Registrant’s response to comment 9 in the Initial Letter, which states that Apollo does not currently have a contractual obligation to identify and make available (or offer) AOS Investments for the Fund to buy. For clarity, please disclose this in registration statement.

Response: The Registrant will add disclosure indicating that Apollo does not have a contractual obligation to identify and make available (or offer) AOS Investments for the Fund to buy.

18.
Comment: The Registrant’s response to comment 10(a) in the Initial Letter notes that Apollo will make available to the Adviser for its consideration “additional information” regarding potential investment opportunities. Please explain what additional information Apollo will provide.

Response: The Adviser notes that “additional information” was included as a catch-all to describe information provided by Apollo that does not fall into one of the descriptions provided.

19.	Comment: Please include disclosure in the registration statement that addresses the following statements included in response to comment 10(b) in the Initial Letter:

The terms of the private credit investment opportunities are negotiated and determined by the loan originator, which may be an affiliate of Apollo or a third-party.

. . . in purchasing the investments, the Adviser will not negotiate any terms of the underlying investment.

Response: The Registrant will add disclosure to the registration statement, as requested.

20.
Comment: With respect to the response to comment 12(c) in the Initial Letter, please disclose in the registration statement, where appropriate, any conflicts of interest with respect to Apollo and its affiliates benefiting from the Fund’s investment in Apollo-sourced credit.

Response: The Registrant does not believe there are any conflicts of interest with respect to Apollo and its affiliates benefitting from the Fund’s investments in Apollo-sourced credit that need to be disclosed in the Fund’s registration statement. Apollo and its affiliates may receive a “benefit” in the form of liquidity on certain assets and/or a spread on any effected transaction, as would any broker-dealer, and the Adviser would have no insight into the economics of any particular trade. Further, as Apollo is not a sponsor, distributor, promoter, or investment adviser to the Fund, there would be no conflicts of interest for the Fund to disclose in its registration statement.

21.
Comment: The Registrant’s response to comment 13 in the Initial Letter indicates that private funds, closed-end funds, and business development companies may be managed by affiliates of Apollo. Please disclose this fact and any related conflicts of interest in the registration statement.

Response: The Registrant has revised the paragraph as noted below:

“The Fund intends to invest in private credit, which refers to a wide range of credit instruments, such as instruments that are directly originated, issued in private offerings, issued to private companies, and/or issued to borrowers by non-bank lenders (i.e., non-bank lending instruments), including asset-backed and corporate finance instruments sourced by Apollo (each, an “AOS Investment”). The Fund can invest across numerous types of instruments, including but not limited to consumer finance, residential mortgage loans, commercial real estate, hard assets (through securitized loans), and financial assets. AOS Investments generally are not publicly-traded, however, such instruments could be publicly traded and may be investment grade. Apollo has contractually agreed to provide intra-day, executable firm bids on all AOS Investments held by the Fund. The Fund may also seek to achieve exposure to these instruments through investments in private funds, closed-end investment companies (“CEFs”) structured as “interval funds,” or business development companies (“BDCs”), which may be managed by Apollo or its affiliates; such investments will be limited to 15% of the Fund’s net assets.”

The Registrant does not believe there are any conflicts of interest not already disclosed with respect to Apollo and its affiliates managing any private funds, closed-end funds, or business development companies held by the Fund.

22.
Comment: With respect to the Registrant’s response to comment 14(c) in the Initial Letter, will the Adviser employ policies and procedures to back-test this valuation process, especially with respect to private credit investments? If so, what is the extent and frequency of the back-testing?

Response: The Adviser compares retroactively all fixed income trade prices executed by the Adviser, including private credit investments, to the valuation used by the Fund.

23.	Comment: Based on the fourth and fifth paragraphs of the response to comment 14(c) in the Initial Letter:

a.
Please discuss the decision to involve only a subgroup of the Oversight Committee when performing the daily review.  Please discuss at which point the broader group will be involved in the process (e.g., is it only in cases where it is determined that adjustment is needed to the prior day’s value).

Response: The Oversight Committee has authorized a “subgroup” of the Adviser’s personnel to act on behalf of the Oversight Committee in carrying out the day-to-day valuation responsibilities.  The subgroup is the Adviser’s full Valuation Oversight Team. Pursuant to the Adviser’s policies and procedures as of the date hereof, the Valuation Oversight Team makes valuation decisions based on procedures and methodologies approved by the Oversight Committee. The Valuation Oversight Team also escalates items to the Oversight Committee that are not covered by the procedures and according to certain criteria that have been set forth by the Oversight Committee.

As previously noted to the Staff in response to comment 14(c) in the Initial Letter and clarified herein, on a daily basis, the current value for each AOS Investment will be determined in accordance with the Adviser’s valuation policies. In determining such value, as may be applicable to an AOS Investment, the Value Oversight Team may review such things as market indicators, proxies, a run of all trades that Apollo entered into with other market participants and the execution prices, and other applicable information. More specifically, the Value Oversight Team may, as applicable, review the brokerage quotes provided by Apollo for the AOS Investments, the various financial terms of the AOS Investment, any other financial instruments issued by or related to the issuer of the AOS Investment, applicable financial statements of the issuer, any special reports prepared by financial analysts or any governments, pronouncements and other news events related to the issuer or industry, corporate action information as to any recent transactions or offers involving the AOS Investment or the issuer, the existence of merger proposals or tender offers that may impact the AOS Investment, the price of and extent of public trading in similar instruments (including publicly issued debt by the issuer, if available) the cost at the date of purchase of the AOS Investment, the size of the AOS Investment in relation to the Fund’s portfolio, fundamental analytical data related to the AOS Investment, estimates of the AOS Investment’s fair value by independent parties, the AOS Investment’s yield-to-maturity and rating, any changes in interest rates, movements in benchmark indices or indices in which the AOS Investment or its issuer represents a fairly significant concentration, the forces that influence the market in which the AOS Investment is purchased and sold, whether the AOS Investment is restricted as to transfer, the nature and duration of the any applicable restrictions, and the values of baskets of securities traded in other markets, exchanges or among broker-dealers. While this is not intended to be an exhaustive list, the Value Oversight Team may engage in a facts and circumstances analysis of the various factors and may make determinations based on varying influential weights of the factors, to the extent applicable.

b.	Please discuss your process for calibrating the valuation technique (as required by ASC 820-10-35-24C) and confirm that this process will be performed on a daily basis.

Response: Pursuant to the Adviser’s policies and procedures as of the date hereof, an internal rate of return is calculated on the investment date using the terms of the investment and the transaction price of the security, and compared daily to change in the market discount rate and company specific information.

c.
Please discuss in greater detail the process of “challenging Apollo on the bid(s) provided,” including any thresholds for determining when a challenge is initiated.  From a Rule 2a-5 perspective, what is the role that Apollo is playing when it comes to the valuation process?  Please explain whether Apollo is considered a pricing service as contemplated in Rule 2a-5(a)(4).

Response: The Adviser does not consider Apollo a pricing service as contemplated in Rule 2a-5(a)(4). Apollo does not have a role in determining valuations. The Adviser generally includes the daily quotes provided by Apollo with other market data when determining the fair value of the AOS Investments to determine if the valuation is supported by current market indicators. Thus, there is no formal “challenge” of an Apollo bid.   If there is a difference between one of the quotes provided by Apollo and the value derived by the Adviser of more than 2%, the Adviser may ask Apollo to provide support and additional information to validate its quote.  Nonetheless, as stated above, the Apollo quote is just one data point that goes into the Fund’s valuation process.  The Adviser notes that as part of the portfolio management process, and not the valuation process, the Adviser may challenge quotes for AOS Investments provided by Apollo to the Adviser for purposes of evaluating investments in AOS Investments for the Fund.

d.
Please discuss what would constitute an “unresolved difference” and whether there is a set threshold for identifying and evaluating such differences, and if so, the process for evaluating this threshold over time.

Response: An unresolved difference is the difference of more than 2% between prices, values, quotes and other data that cannot be explained by prevailing market conditions.  Thresholds are reviewed by the Adviser no less than annually to determine whether adjustments may be necessary.

e.
Given Apollo’s role as liquidity provider, if Apollo were to provide a bid for an AOS Investment significantly greater than what the Adviser believed to be fair value, what action would the Adviser take (i.e., challenge the price? or sell the investment?)? From a fiduciary duty standpoint, does this create a conflict for the Adviser and if so, how would the Adviser mitigate such conflict?

Response: If Apollo were to provide a bid for an AOS Investment that was significantly greater than what the Adviser believed to be the fair value of the AOS Investment, the difference would generally result in the Adviser conducting an inquiry to Apollo to understand the rationale for the quote and to ensure that the Adviser has taken all information into consideration. The Adviser retains the right to sell an AOS Investment whenever it receives a quote from Apollo, which it may do if it believes that would be the best result for the Fund. The Adviser does not believe this would create a conflict of interest.

f.
Given Apollo’s role in sourcing, structuring, and selling AOS Investments to the Fund (on the buy-side), its role in providing liquidity to the Fund via providing firm bids under the Liquidity Agreement (on the sell-side), and the Fund’s use of Apollo in the valuation process via its providing of quotes, please discuss your evaluation regarding potential conflicts of interest, and how you concluded corresponding disclosure was not merited under the “CONFLICTS OF INTEREST RISK” discussion.

Response: Affiliates of Apollo operate their own independent business sourcing, structuring, and selling securities that may or may not be AOS Investments. Apollo may offer to sell investments that may be classified as AOS Investments to the Fund, and those investments may or may not be originated by an Apollo affiliate.  But in all cases, the Adviser alone has the authority to make decisions as to whether to buy or sell an AOS Investment for the Fund’s portfolio, and these decisions are made fully independently at all times.  As discussed above, the quotations for AOS Investments provided by Apollo are just one of the inputs into the Adviser’s valuation of AOS Investments held by the Fund, meaning the Adviser does not rely upon Apollo when valuing AOS Investments.  Additionally, as noted above, the Adviser does not consider Apollo a pricing service as contemplated in Rule 2a-5(a)(4). The Adviser does not believe these relationships create a conflict of interest.

g.	Please discuss what level of the ASC 820 fair value hierarchy you anticipate the fair value measurements of AOS Investments will be classified.

Response: Certain AOS Investments may have prices determined using significant observable inputs and generally would be classified as level 2 in the ASC 820 fair value hierarchy. Absent additional market transparency and observable data, the fair value measurements would generally be classified as level 3 in the ASC 820 fair value hierarchy.

24.	Comment: Based upon the last paragraph of the response to comment 14(c) in the Initial Letter:

a.
Please discuss whether it is a subset of or the full Oversight Committee that makes the determination whether to involve a valuation specialist on a monthly basis, and whether it is a subset of or the full Oversight Committee that concludes whether such valuation provided by the specialist is “reasonable.”

Response: The Adviser has engaged a third-party valuation specialist firm to support the Adviser’s daily monitoring and review of all private credit investments held by the Fund. In addition, the Oversight Committee approved procedures whereby the third-party valuation specialist will be involved on a monthly basis for the valuation of the private credit assets held by the Fund.  Pursuant to the Adviser’s policies and procedures as of the date hereof, the Adviser’s Valuation Oversight Team (the subgroup of the Oversight Committee) reviews the valuations to determine if they are reasonable.  If they are unable to make that conclusion, it is escalated to the Oversight Committee.

b.	Please discuss what factors are considered when determining whether to involve a valuation specialist on a monthly basis for a given investment.

Response: In accordance with the Adviser’s valuation policies and procedures as of the date hereof, the Adviser has engaged a third-party valuation specialist for all private credit investments to support the Adviser’s daily monitoring and review of all private credit investments held by the Fund.

c.
Please discuss what the Oversight Committee plans to do if it determines the valuation provided by the valuation specialist is not reasonable (e.g., will they engage a new specialist? perform the valuation themselves? revert back to the daily process?).

Response: Pursuant to the Adviser’s policies and procedures as of the date hereof, the Oversight Committee may challenge the valuations at any time and, among other things, engage an alternative third-party valuation specialist or make an independent valuation determination.

d.	Please discuss the decision for a monthly frequency in the context of involving a third-party valuation specialist versus some alternative frequency.

Response: Based on discussions with industry peers, third-party valuation firms, and review of historical pricing results for the assets in scope, the Oversight Committee concluded that engaging a third-party valuation specialist on a monthly basis was the appropriate frequency to value the AOS Investments considering that this review would be in conjunction with daily oversight to determine the monthly valuation is still appropriate. The Adviser notes that the third-party valuation specialist also supports the Adviser’s daily monitoring and review of all private credit investments held by the Fund.

e.
It appears that the response describes two different valuation processes for AOS Investments – one involving a “daily review” and the other describing the monthly involvement of a valuation specialist and corresponding review by the Oversight Committee.  Please confirm whether the valuation process is different when comparing the process followed on a monthly basis versus the process followed on a daily basis, and if so, the rationale for different processes.

Response: Pursuant to the Adviser’s policies and procedures as of the date hereof, on a monthly basis, the Adviser receives a valuation for each private credit investment. The Adviser, with assistance from the third-party valuation specialist, performs a deep dive review of each asset, considering factors that may include, but are not limited to, comparable indices, traded sister securities, other tradeable bonds, recently issued debt, credit ratings, illiquidity premium(s) (or lack thereof), current financials, and recent transactions.

Pursuant to the Adviser’s policies and procedures as of the date hereof, on a daily basis, the Adviser’s Valuation Oversight Team determines the current value of each private credit investment by considering various factors and monitors for events and developments that may have an effect on the private credit investments and the markets where the investments are or may be traded or where the underlying issuer of the instrument operates. Such events are generally analyzed by the Adviser to determine whether the event indicates a potential impact to the value of the investment.

As discussed in the response to comment 24(d), the Oversight Committee concluded that a monthly deep dive valuation process with assistance from a third-party valuation specialist and daily monitoring of factors by the Valuation Oversight Team to determine if the valuation of the private credit securities may have changed, is a reasonable approach based on industry practice and expected volatility of the investments. The Adviser may request the assistance of the third-party valuation specialist more frequently should circumstances warrant more frequent communication.

25.
Comment: Based upon the response to comment 15(a) in the Initial Letter, which states “[t]he Team has daily and weekly process for reviewing valuations, assumptions, and risks,” please elaborate on these processes, including how the valuation process followed between daily, weekly, and monthly differs.

Response: The Adviser has a suite of valuation controls that are performed to review and validate security valuations.  Different controls are performed on different frequencies based on various characteristics including, but not limited to, the nature of the review, the availability of data, and historical results.  For example, certain fixed income trade prices are compared against vendor prices daily, stale price reviews are performed weekly, and comparison of primary and secondary vendor prices are performed monthly.

26.
Comment: With respect to the response to comment 15(c) in the Initial letter, please confirm the relevant section of GAAP to which you are referring.  Please also expand on the policies and procedures followed for placing a loan on non-accrual status.

Response: As stated in AICPA Investment Company Guide section 2.134, consistent “with the guidance for contingencies in FASB ASC 450-20-25-2, accrued interest should be written off when it becomes probable that the interest will not be collected and the amount of uncollectible interest can be estimated.”

Investments may be placed on non-accrual status when principal or interest payments are past due and/or when there is reasonable doubt that principal or interest will be collected. Accrued interest, which may include un-capitalized payment-in-kind (“PIK”) interest is generally reversed when an investment is placed on non-accrual status. Previously capitalized PIK interest is not reversed when an investment is placed on non-accrual status. Interest payments received on non-accrual investments may be recognized as income or applied to principal depending upon management's judgment of the ultimate outcome. Non-accrual investments are restored to accrual status when past due principal and interest is paid and, in management's judgment, are likely to remain current.

The evaluation takes into account factors from information discovered during the valuation process of the underlying securities, discussions with portfolio management regarding collectability of interest, and the price of the loan versus par value of the loan.

27.
Comment: The Staff notes the response to comment 27 in the Initial Letter indicating the Registrant considers “intermediate duration” to be any duration between 4 and 8 years. Please disclose this in the Fund’s prospectus.

Response: The Registrant will add disclosure to the prospectus indicating that the Adviser considers “intermediate duration” to be any duration between 4 and 8 years.

28.
Comment: The response to comment 29 in the Initial Letter notes that the requested disclosure is included elsewhere in the prospectus. While the disclosure cited in the “Costs of Buying and Selling Shares” discussion is good disclosure, without it being in the risk discussions as requested, an investor may not associate it as a risk of the Fund. In addition, to the extent that the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” and “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussions suggest that premiums and discounts can occur as a result of market conditions, volatility and liquidity issues, but do not similarly mention the widening of spreads, the risk disclosure is arguably incomplete.

Response: The Registrant notes that the disclosure is included in the “Additional Risks” section of the Fund’s prospectus as a “Non-Principal Risk,” and, therefore, believes an investor would associate it as a risk of the Fund.

29.
Comment: With respect to the Registrant’s response to comment 33 in the Initial Letter, if the underlying fund in which the Fund invests cash collateral from securities lending will invest only in U.S. dollar-denominated, short-term, high quality debt obligations, the Fund’s disclosure should align. The Staff does not believe the current reference to mortgage- and asset-backed securities aligns and thinks it is overbroad, suggesting the Fund could invest in an underlying fund that invests more broadly in mortgage- and asset-backed securities. Please revise.

Response: The Registrant has revised the disclosure as follows:

To the extent the Fund receives cash collateral, as of the date of this Prospectus, the Adviser expects to invest such cash collateral in a fund managed by the Adviser that invests in U.S. dollar-denominated, short-term, high quality debt obligations, including the following: a broad range of money market instruments; certificates of deposit and time deposits of U.S. and foreign banks; commercial paper and other high quality obligations of U.S. or foreign companies; asset-backed securities; mortgage-related securities; repurchase agreements; and shares of money market funds. With respect to loans that are collateralized by cash, the borrower may be entitled to receive a fee based on the amount of cash collateral.

30.
Comment: With respect to the response to comment 36 in the Initial Letter, the Staff notes the Registrant declines to attach as an exhibit to the registration statement the Liquidity Agreement as the Registrant asserts the agreement is not material. The Staff disagrees that the Liquidity Agreement is not a material contract.  The Staff believes the Liquidity Agreement is a material agreement and should be filed as such.  The Staff notes that the Fund’s disclosure suggests that this arrangement essentially provides liquidity for an asset class that would otherwise be illiquid.  Additionally, per the Fund’s responses, the Fund has no other Liquidity Agreements in place with other entities.  Accordingly, Fund investors may need to rely on Apollo’s ability to meet its contractual obligations under the Liquidity Agreement with respect to a significant percentage of the Fund’s assets. The Staff also notes that the Fund proposes to include a reference to Apollo in the Fund’s name.  If the arrangement with Apollo is immaterial, it would suggest that inclusion of Apollo in the Fund's name is misleading given the immaterial nature of the relationship. Further, so that investors can understand and assess the financial capacity of Apollo to satisfy its obligations to the Fund under the Liquidity Agreement, please disclose in the registration statement: (i) the Apollo legal entity that is named in the Liquidity Agreement; and (ii) where that Apollo legal entity resides within Apollo Global Management, Inc. (NYSE: APO).

Response: There are several portions of the liquidity agreement that contain proprietary information. As such, the Registrant will file a version of the agreement that will have certain redactions necessary to protect such confidential information.  The registrant, as stated above, does not believe the reference to Apollo in the Fund’s name is materially deceptive or misleading.  The materiality or immateriality of the liquidity agreement is a separate issue than the very clear nexus between Apollo and the Fund, as described throughout the registration statement.  Further, as identified in the Liquidity Agreement previously provided to the Staff, Apollo Global Securities, LLC is the broker-dealer that is owned by Apollo Global Management, Inc.  The Registrant notes the “Liquidity Provider” discussion in the Statement of Additional Information states that Apollo Global Securities, LLC serves as a liquidity provider to the Fund pursuant to the Liquidity Agreement.  The Registrant has revised the “Liquidity Provider” discussion to note Apollo Global Securities, LLC is a subsidiary of Apollo Global Management, Inc.

31.
Comment: The response letter filed on EDGAR noted that many responses would be provided supplementally under separate cover. The Staff asks that the Registrant re-file the response letter on EDGAR and include those responses that were provided supplementally, the exception being those responses that have a reasonable expectation of confidentiality or protection (e.g., the Liquidity Risk Management Program).

Response: The Registrant generally believes that it should have a reasonable expectation of confidentiality for the responses made supplementally.  Nonetheless, the Registrant will review the responses that were made supplementally and to the extent it determines that certain responses should not be treated as confidential, will include them in a revised response letter and re-file it on EDGAR.

January 24, 2025 Comment

32.	Comment: Please confirm the references to each NRSRO listed in the “Ratings” section in the statement of additional information (“SAI”) are current.

Response: The Registrant has revised the “Ratings” section in the SAI in response to the Staff’s comment.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Sean P. O’Malley, Esq. Andrew J. DeLorme, Esq. David Urman, Esq. W. John McGuire, Esq. Philip K.W. Smith, Esq.